SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. __)1

Learning Tree International, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
522015106
(CUSIP Number)
Lloyd I. Miller, III, 3300 South Dixie Highway, Suite 1-365, West Palm Beach, Florida, 33405 (Tel.) (561) 287-5399
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 1, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 7 pages

1 The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	522015106	13D	Page 2 of 7

1	NAME OF REPORTING PERSON
Lloyd I. Miller, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	_______________ SOURCE OF FUNDS*
PF-AF-OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,375,600
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
1,375,600
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,375,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.4%
14	TYPE OF REPORTING PERSON*
OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

ORIGINAL REPORT ON SCHEDULE 13D

Item 1.	Security and Issuer

This Statement on Schedule 13D (“Schedule 13D”) relates to the common stock (the “Common Stock”) of Learning Tree International, Inc., a Delaware corporation (the “Company” or the “Issuer”), whose principal executive offices are located at 1831 Michael Faraday Drive, Reston, Virginia 20190.

Item 2.	Identity and Background

This statement is filed by Lloyd I. Miller, III (“Mr. Miller” or the “Reporting Person”). Mr. Miller’s principal business address is 3300 South Dixie Highway, Suite 1-365, West Palm Beach, Florida 33405. Mr. Miller’s principal occupation is investing assets held by or on behalf of his family. During the past five years, Mr. Miller has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to civil proceedings of a judicial or administrative body of competent jurisdiction, as a result of which Mr. Miller was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Miller is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

Mr. Miller is the managing member of Milfam LLC (“Milfam LLC”), an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC dated as of December 10, 1996. Milfam LLC is the advisor to Trust A-4 (“Trust A-4”). Trust A-4 was created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the “Trust Agreement”). Pursuant to a Declaratory Judgment Order, entered on November 20, 1992 in the Court of Common Pleas, Probate Division, Hamilton County, Ohio, Trust A was split into four separate trusts, one of which is Trust A-4. Trust A-4 was further reformed by Order of the Delaware Chancery Court dated December 29, 2010 pursuant to which Milfam LLC was appointed advisor to Trust A-4. All of the shares of Common Stock purchased by Trust A-4 were purchased with funds generated and held by Trust A-4. The aggregate purchase price for the shares of Common Stock purchased by Trust A-4 was approximately $1,911,702.00.

Milfam LLC is the general partner of Milfam II L.P. (“Milfam II”), a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam II L.P., dated December 11, 1996. All of the shares of Common Stock Mr. Miller is deemed to beneficially own as the managing member of the general partner of Milfam II were purchased with money contributed to Milfam II by its partners or money generated and held by Milfam II. The aggregate purchase price for the shares of Common Stock purchased by Milfam II was approximately $27,750.00.

Mr. Miller is the manager of LIMFAM LLC (“LIMFAM LLC”), a Delaware limited liability company. All of the shares of Common Stock Mr. Miller is deemed to beneficially own as the manager for LIMFAM LLC were purchased with funds generated and held by LIMFAM LLC. The aggregate purchase price for the shares of Common Stock Mr. Miller is deemed to beneficially own as manager of LIMFAM LLC was $29,625.00.

The aggregate purchase prices set forth in this Item 3 include brokerage commissions and reflect certain cost basis adjustments.

Item 4.	Purpose of the Transaction

The Shares covered by this Schedule 13D were acquired by Mr. Miller for investment purposes in the ordinary course of his business as an investor. Mr. Miller now believes that it would be in his best interests, and those of other shareholders, to attempt to influence the governance and business strategies of the Company. Based on Mr. Miller’s evaluation of the Company’s declining stock price, Mr. Miller has determined to contact the Company’s Board of Directors or management from time to time to discuss governance and other opportunities to enhance shareholder value.

Mr. Miller believes that the Board of Directors (“Board”) should address pressing issues that threaten shareholder value, with particular attention to the following:

Pending offer at a premium over market price. Mr. Miller urges the Company to respond immediately to the letter from Mill Road Capital Management LLC (“Mill Road”) dated September 10, 2015, which was publicly filed on Schedule 13D. That letter describes a potential going private transaction or sale of the Company, with a purchase price of $1.80 per share, a significant premium to the current trading price. Notably, this potential transaction would not be contingent on external financing. Mr. Miller would support the proposed offer if it includes a go-shop provision allowing the Company to consider any higher and better offers.

Potential acquisition by Chairman and CEO. A Schedule 13D filed on May 19, 2015 disclosed that Dr. David C. Collins, the Company’s Chairman and Chief Executive Officer, may elect to purchase all the remaining shares of stock of the Company. Uncertainties surround the status of this potential insider proposal.

Fair price concerns of other shareholders. On July 20, 2015, Wynnefield Partners and related shareholders sent a letter to Dr. Collins and the Board in support of a “going private” transaction, but only at a fair price that benefits all of the Company’s stockholders. Mr. Miller concurs that the Board has a duty to ensure full and fair consideration is paid to all shareholders in connection with any related party transaction involving Dr. Collins.

Adverse impact of delisting from NASDAQ. After the delisting of the Company’s shares from the NASDAQ Global Market, shareholders are experiencing reduced liquidity in the trading market for the Company’s common stock. Mr. Miller opposes any efforts by the Board and Dr. Collins to use the delisting as a first step to “go dark” and terminate the Company’s public reporting obligations under the Securities Exchange Act of 1934, except in connection with a fair transaction benefitting all shareholders.

Mr. Miller questions the role of Dr. Collins as Chairman and CEO. Mr. Miller questions the dual role of Dr. Collins as Chairman and CEO, coupled with his large shareholdings, and whether Dr. Collins supports a full consideration of strategic alternatives for the Company. A significant increase in annual salary in 2014 from $350,000 to $450,000 appears excessive in view of stock price declines. Mr. Miller believes that multiple roles played by Dr. Collins at the Company may inhibit an effective sales process that would serve the interests of all shareholders.

Mr. Miller believes that the Board should actively pursue a sale of the Company. As a matter of urgency, Mr. Miller believes that the Board should pursue a sale of the Company, starting with the offer of $1.80 proposed by Mill Road. The dramatic loss of shareholder value under the tenure of Dr. Collins has taken the Company’s common stock from over $22.50 per share in 2007 to a current trading price around $1.25. Mr. Miller believes that a near-term sale of the Company would reduce expenses, address shareholder concerns about possible insider transactions, and realize value for shareholders.

Mr. Miller may consider purchases and sales of shares of the Company on the open market or in other transactions.

Except in connection with the matters described in this Item 4 and as contemplated herein, Mr. Miller does not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Mr. Miller reserves the right to change plans and take any and all actions that Mr. Miller may deem appropriate to maximize the value of his investment, including, among other things, purchasing or otherwise acquiring additional securities of the Company, selling or otherwise disposing of any securities of the Company beneficially owned by him, in each case in the open market or in privately negotiated transactions or formulating other plans or proposals regarding the Company or its securities to the extent deemed advisable by Mr. Miller in light of his general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company. Mr. Miller may take any other action with respect to the Company or any of the Company’s debt or equity securities in any manner permitted by applicable law.

Item 5.	Interest in Securities of the Issuer

(a) Mr. Miller may be deemed to beneficially own 1,375,600 shares of Common Stock, which is equal to approximately 10.4% of the outstanding shares, based on 13,224,349 shares of Common Stock outstanding, as reported in the Issuer’s Form 10-Q filed on August 11, 2015. As of the date hereof, 1,338,100 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by Trust A-4, 25,000 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by Milfam II, and 12,500 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by LIMFAM LLC.

(b) Mr. Miller may be deemed to have sole voting and dispositive power for all such shares held of record by Trust A-4, Milfam II, and LIMFAM LLC.

(c) The following table details the transactions effected by Mr. Miller in the past 60 days.

	Trust A-4
Date of Transaction	Number of Shares Purchased	Price Per Share
August 4, 2015	52,000	$0.98
August 21, 2015	21,300	$0.97
September 2, 2015	29,800	$0.93
September 8, 2015	17,900	$0.93
September 9, 2015	17,000	$0.93

(d) Persons other than Mr. Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not Applicable.

Item 7.	Material to be Filed as Exhibits.

Not Applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 1, 2015

By:     /s/ Lloyd I. Miller, III
          Lloyd I. Miller, III